UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                   MIH Limited

 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Ordinary Shares (no par value)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G6116R10

                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999

 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

-----------------------
  CUSIP NO.  G6116R10               13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomson Consumer Electronics, Inc.     35-1724835

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_]
      (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF             0
      SHARES       ------ -----------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY

                           2,581,775

     OWNED BY

                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING              0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH

                           2,581,775

------------------------------------------------------------------------------

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,581,775

------------------------------------------------------------------------------

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [_]
------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      *  11.6 %

------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------

     * Based on 22,224,513 Class A Ordinary Shares of MIH Limited outstanding as of September 30, 1999, as filed in MIH Limited's Form 6-K on December 2, 1999.

-----------------------
  CUSIP NO.  G6116R10               13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomson multimedia S.A.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_]
      (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         France

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF             0
      SHARES       ------ ----------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY

                           2,581,775

     OWNED BY

                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING              0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH

                           2,581,775

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,581,775

------------------------------------------------------------------------------

 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       [_]
------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      *  11.6 %

------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------

     * Based on 22,224,513 Class A Ordinary Shares of MIH Limited outstanding as of September 30, 1999, as filed in MIH Limited's Form 6-K on December 2, 1999.

-----------------------
  CUSIP NO.  G6116R10               13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomson S.A.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_]
      (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         France

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF             0
      SHARES       ------ -----------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          2,581,775

     OWNED BY

                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING              0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH

                           2,581,775

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,581,775

------------------------------------------------------------------------------

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [_]
------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      *  11.6 %

------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------

* Based on 22,224,513 Class A Ordinary Shares of MIH Limited outstanding as of September 30, 1999, as filed in MIH Limited's Form 6-K December 2, 1999.

Item 1(a).                          Name of Issuer:

                           MIH Limited

Item 1(b).                          Address of Issuer's Principal Executive
                                    Offices:

                           Jupiterstraat 13-15
                           2132 HC Hoofddorp
                           The Netherlands

Item 2(a).                          Name of Persons Filing:

                           Thomson Consumer Electronics, Inc.*(1)
                           Thomson multimedia S.A.
                           Thomson S.A.

Item 2(b). Address of Principal Business Office or, if none, Residence:

                           Thomson Consumer Electronics, Inc.
                           10330 N. Meridian Street
                           Indianapolis, IN 46290

                           Thomson multimedia S.A.
                           46 Quai A. LeGallo
                           92100 Boulogne
                           France

                           Thomson S.A.
                           173 Boulevard Haussmann
                           75008 Paris
                           France

Item 2(c).                          Citizenship:

                           Thomson Consumer Electronics, Inc. - Delaware Thomson multimedia S.A. - France
                           Thomson S.A. - France

Item 2(d).                          Title of Class of Securities:

                           Class A Ordinary Shares, no par value

Item 2(e).                          CUSIP Number:

                           G6116R10

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.            Ownership.

          (a).     Amount beneficially owned:

                   See the responses to Item 9 on the attached cover pages.

          (b).     Percent of Class:

                   See the responses to Item 11 on the attached cover pages.

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                   (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                   (iii). Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                   (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

----------------
(1) Thomson Consumer Electronics, Inc., is a wholly-owned subsidiary of Thomson multimedia S.A., which is majority owned by Thomson S.A.

Item 5.            Ownership of Five Percent or Less of a Class.

                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Which Identification and Classification of the Subsidiary Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.

                             Not Applicable

Item 9.            Notice of Dissolution of Group.

                             Not Applicable

Item 10.           Certification.

                             Not Applicable

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2000


                         THOMSON CONSUMER ELECTRONICS, INC.

                            by /s/ George J. Lawrence
                               Name: George J. Lawrence
                               Title: General Counsel

                         THOMSON multimedia S.A.

                                by /s/ Jame Meyer
                                Name: James Meyer
                                Title: Senior Executive Vice President
                                       of SBUs Americas, Multimedia
                                       Products and New Media Services

                         THOMSON S.A.

                             by /s/ Patrice Maynial
                                Name: Patrice Maynial
                                Title: Corporate Secretary

                                     EXHIBIT

                             JOINT FILING AGREEMENT

Joint Filing Agreement, dated March ___, 2000, between Thomson Consumer Electronics, Inc. and Thomson multimedia S.A. and Thomson S.A.:

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, no par value, of MIH Limited and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

         Date:  March ___, 2000

                               THOMSON CONSUMER ELECTRONICS, INC.

                                   by

                                        Name: George J. Lawrence
                                        Title: General Counsel

                               THOMSON multimedia S.A.

                                   by

                                        Name: James Meyer
                                        Title: Senior Executive Vice President
                                                 of SBUs Americas, Multimedia
                                                 Products and New Media Services

                               THOMSON S.A.

                                   by

                                        Name: Patrice Maynial
                                        Title: Corporate Secretary





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